Exhibit 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contacts: Joel L. Thomas
                                                   (919) 379-4300

Alliance One International Reports Fiscal Year 2015 Third Quarter Results

Morrisville, NC - February 9, 2015 - Alliance One International, Inc. (NYSE: AOI) today announced results for its third fiscal quarter ended December 31, 2014.

Highlights

Nine Months

- Sales decreased 23.7% to $1,327.8 million primarily due to a 23.6% decrease in full service volumes sold. This decrease was mainly related to the impact of the Brazilian subsidiary that was deconsolidated following completion of the joint venture in March 2014, shipments delayed until the fourth quarter out of Africa and North America, less favorable weather conditions in some sourcing markets and global oversupply.
- Gross profit as a percentage of sales improved for the nine months from 11.3% to 13.3%, as a result of higher green costs that were not fully recovered from customers last year, the non-recurrence of unusual unrecovered farmer advances and improvements in currency movements. Gross profit as a percentage of sales is anticipated to improve for the full year versus last year.
- Core pre-tax income was $3.2 million compared to reported U.S. GAAP pretax loss of $(8.1) million after adding back an unusual $12.4 million reserve for doubtful customer accounts, $0.5 million of restructuring and asset impairment cost, eliminating $0.3 million of debt retirement income and adjusting for asset sale gains and other items.

Third Quarter

- Sales decreased 25.3% to $488.9 million, mainly driven by a 21.9% decrease in full service volumes. Sales were impacted this year by deconsolidation of a Brazilian subsidiary following completion of the joint venture in March 2014, delayed shipment timing from Africa and the U.S. that is planned to ship in the fourth quarter, less favorable weather conditions in some sourcing markets and the impact of global tobacco oversupply.
- Gross Profit as a percentage of sales improved for the quarter from 12.8% last year to 14.3% this year, driven by Asian and North American efficiency improvements, customer and product mix, and new selling opportunities. Gross profit and gross profit as a percentage of sales are anticipated to improve for the fourth quarter, when compared to last year.
- Core pretax income was $11.4 million for the quarter compared to reported U.S. GAAP pretax income of $4.5 million mainly due to adding back an unusual $8.2 million reserve for doubtful customer accounts, eliminating $0.3 million of debt retirement income and adjusting for asset sale gains and other items.

Pieter Sikkel, Chief Executive Officer and President, said, "Our volume and sales are being impacted by delayed shipment timing from Africa and the U.S. that is anticipated to ship in the fourth quarter and an oversupply in global tobacco leaf markets. Some customers have been reducing inventory durations faster than initially anticipated at the end of the last fiscal year, based on reduced consumer demand for their products in certain markets. As typically encountered during periods of oversupply, some markets developed slowly this year, hampered further by South American weather conditions that resulted in a later start to purchasing and processing. While we have shipped a large portion of our volumes in the second half of our fiscal year for the past few years, significantly more volume is now planned to occur in the fourth quarter this year. As a result of these factors, we anticipate, based in part on expected shipments, fiscal year 2015 revenue will be below the prior year with improved full year gross profit as a percentage of sales versus last year, as well as increased pretax income.

"Despite lower sales this year, our balance sheet is well-positioned to address current global supply and demand conditions with inventory of $961.1 million at December 31, 2014. This position should improve as we execute on our fourth quarter sales plan and carefully manage purchases of the next crop that have started. As a result of increased inventory levels, our debt net of cash increased $179.8 million to $1,198.3 million, when compared to last year. Consistent with our long-term debt reduction plan, we purchased and canceled $10 million of our 9.875% Senior Secured Second Lien Notes with $725 million of face value outstanding at quarter end. The sale of non-core or obsolete assets generated $14.2 million of cash during the quarter that also positively impacted debt net of cash. Additionally, our liquidity position at quarter end remains in line with our internal expectations at $705.9 million, comprised of $235.0 million of cash and $470.9 million of available credit.

"To better position our company as we look to the future, we are planning a comprehensive global restructuring program to commence in the fourth quarter and to be completed over 18 months. As part of the plan we will look to further improve efficiencies in our operations around the world, continue to reduce our cost structure and optimize our global footprint. Improvements to our global footprint will include rationalizing certain markets that are not meeting performance metrics and do not represent strong future opportunities, while maximizing core markets where investments have been made over the past four years.

Mr. Sikkel, concluded, "We are starting to see crop production volumes decrease in line with manufacturers' requirements for global crops that should better balance supply with demand in the future. We will continue to monitor industry conditions that have impacted some of our customers' volumes, as we execute on plans to make our operations more efficient, provide additional value-added services and reduce sourcing complexity. Our dedication to continuous improvement includes focusing on our sustainability programs, best agronomy practices and farmer family income, which are key drivers and help to differentiate us from regional competitors. While industry dynamics are challenging, efficiency enhancements and execution are concentrated on repositioning our business for the future to meet our customers' evolving requirements. At the same time, we are further aligning our business where growth opportunities exist in certain parts of the world. Combined, these factors and our execution of solutions to address challenges are anticipated to deliver improved shareholder value."

Performance Summary for the Nine Months Ended December 31, 2014

Total sales and other operating revenues decreased 23.7% to $1,327.8 million primarily due to a 23.6% decrease in full service volumes. Processing revenues and cost of services increases were primarily due to processing for our former Brazilian subsidiary that is now deconsolidated following the completion of the joint venture in March 2014 and increased customer requirements due to a larger U.S. flue cured crop this year. Reduced full service volumes were primarily related to the deconsolidation of the former Brazilian subsidiary, the timing of African and North American shipments, less favorable weather conditions in some sourcing markets, and the impact of tobacco oversupply in the global market.

As a result of the oversupply, prices paid to tobacco suppliers in Brazil and Africa are lower this year, which has lowered our average sales prices and average tobacco costs on a per kilo basis. Average tobacco costs per kilo were further decreased due to lower period costs primarily from the non-recurrence of prior year losses in Zambia related to reduced recoveries from tobacco suppliers and decreased derivative and exchange losses compared to the prior year. The decreases in tobacco costs substantially offset the decreases in tobacco revenues and gross profit decreased 10.2% to $176.3 million. Although volumes decreased this year, the impact of higher green costs not fully recovered from customers in the prior year, the non-recurrence of Zambia losses and improvements in currency movements, our gross profit as a percentage of sales improved from 11.3% to 13.3%.

Selling general and administrative expense increased primarily from reserves for customer receivables that were partially offset by lower incentive compensation, professional fees and amortization related to internally developed software. Asset impairment charges in the current year are related to machinery and equipment at our previous U.S. cut rag facility following the construction of a new facility this year. The prior year included restructuring and asset impairment charges primarily attributable to our agreement for a joint processing venture in Turkey and equipment charges in Africa. As a result of these impacts, operating income decreased 21.6% compared with the prior year.

In the prior year, we refinanced our 10% senior notes and purchased $60.0 million of our convertible notes. As a result, one-time debt retirement costs of $55.7 million were recorded including $21.1 million of accelerated amortization of debt issuance costs and recognition of original issue discount related to the 10% senior notes.

Our interest costs decreased from the prior year related primarily to lower average borrowings partially offset by higher average rates. Cash interest paid also decreased 10.3% to $51.0 million. Our effective tax rate was (159.6)% this year compared to (41.2)% last year and cash paid for income taxes decreased 15.6% to $11.7 million. The variance in the effective tax rate between this year and last year is mainly related to differences in forecasted income for the respective years, differences in year-to-date income; certain losses for which no tax benefit is recorded; and, differences between discrete items recognized that include changes in valuation allowances, net exchanges losses on income tax accounts and net exchange gains related to liabilities for unrecognized tax benefits.

Performance Summary for the Third Fiscal Quarter Ended December 31, 2014

Total sales and other operating revenues decreased 25.3% to $488.9 million, primarily due to a 21.9% decrease in full service volumes. Reduced volumes were mainly due to the delayed timing of shipments from Africa and North America, the deconsolidation of a Brazilian subsidiary following completion of a joint venture in March 2014, as well as less favorable weather conditions in some sourcing markets and the impact of tobacco oversupply in the global market.

As a result of the oversupply, prices paid to tobacco suppliers in Brazil and Africa were lower this year, which reduced our average sale prices and tobacco costs on a per kilo basis. Also reducing average sale prices and tobacco costs per kilo was the impact of product and customer mix in Asia and Africa. Processing revenue and cost of services increases were mainly related to a larger U.S. flue cured crop this year that led to increased customer requirements. Primarily the result of lower volumes, gross profit decreased 16.8% to $69.7 million. As a result of customer and product mix in Africa and Asia, as well as lower conversion costs in North America due to the larger U.S. flue cured crop this year, our gross profit as a percentage of sales improved from 12.8% to 14.3%.

Selling, general and administrative expense increased 28.9% to $38.9 million mainly due to increased reserves for customer receivables. The prior year included restructuring and asset impairment charges attributable to equipment charges in Africa and further employee termination costs related to our processing joint venture in Europe. Due to the changes in our results for the quarter, operating income decreased 38.1% to $31.0 million when compared with the prior year.

Our interest costs decreased from the prior year mainly due to lower average borrowings partially offset by higher average rates and cash paid for interest decreased 16.7% to $5.3 million. Our effective tax rate was 99.2% this year compared to 42.7% last year and cash paid for income taxes decreased 41.6% to $4.8 million. The variance in the effective tax rate between this year and last year is the result of many factors that include, but are not limited to, differences in forecasted income for the respective years; differences in year-to-date income for the quarters; certain losses for which no tax benefit is recorded; and differences between discrete items recognized for the quarters that include changes in valuation allowances, net exchanges losses on income tax accounts and net exchange gains related to liabilities for unrecognized tax benefits.

Earnings Per Share

Nine Months

For the nine months ended December 31, 2014, net loss was $(19.2) million, or $(0.22) per basic share, compared to net loss of $(69.6) million or $(0.79) per basic share for the prior year period. Included in net loss for the nine months ended December 31, 2014 was $(12.4) million expense related to reserves for doubtful customer accounts, $(2.9) million in lower of cost or market inventory adjustments, $(0.5) million restructuring and asset impairment charges, $(0.7) million of after tax equity pick-up cost related to our e-liquid start-up investment, as well as the impact of delayed shipments $(7.4) million. After adjusting for tax, these items negatively impacted earnings per basic share by $(0.23).

Third Quarter

For the third quarter ended December 31, 2014, net income was $1.4 million, or $0.02 per basic share, compared to net income of $13.3 million, or $0.15 per basic share, last year. Included in net income for the quarter ended December 31, 2014 was $(8.2) million expense related to reserves for doubtful customer accounts receivable, $(0.2) million in lower of cost or market inventory adjustments, $(0.2) million of after tax equity pick-up cost related to our e-liquid start-up investment, as well as the impact of delayed shipments $(7.4) million. After adjusting for tax, these expenses negatively impacted earnings per basic share by $(0.16).

Liquidity and Capital Resources

As of December 31, 2014, available credit lines and cash were $705.9 million, comprised of $235.0 million in cash and $470.9 million of credit lines, of which $30.3 million was available under the U.S. revolving credit facility for general corporate purposes, $430.2 million of foreign seasonal credit lines and $10.4 million exclusively for letters of credit.

Additionally, in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities and outstanding public notes, as they may permit.

Fiscal Year 2015 Third Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its third fiscal quarter ended December 31, 2014, on Tuesday February 10, 2015 at 5:00 P.M. EST. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com 15 minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 8:00 P.M. ET, February 10th through 8:00 P.M. February 15th. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 8852838. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results may differ materially from those currently anticipated expected or projected. The following factors, among others, could cause actual results to differ from those expressed or implied by the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those expressed or implied by forward-looking statements can be found in AOI's most recent Annual Report on Form 10-K and the other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
(in thousands, except per share data)	2014	2013	2014	2013
Sales and other operating revenues	$ 488,921	$ 654,550	$ 1,327,753	$ 1,739,117
Cost of goods and services sold	419,217	570,709	1,151,462	1,542,812
Gross profit	69,704	83,841	176,291	196,305
Selling, administrative and general expenses	38,882	30,156	106,207	100,288
Other income (expense)	146	(1,627)	1,273	(882)
Restructuring and asset impairment charges	-	1,988	500	4,764
Operating income	30,968	50,070	70,857	90,371
Debt retirement expense (income)	(338)	64	(338)	55,663
Interest expense	28,277	29,052	83,694	89,579
Interest income	1,486	1,108	4,411	4,953
Income (loss) before income taxes and other items	4,515	22,062	(8,088)	(49,918)
Income tax expense	4,481	9,423	12,912	20,582
Equity in net income of investee companies	1,088	378	1,642	698
Net income (loss)	1,122	13,017	(19,358)	(69,802)
Less: Net loss noncontrolling interests	(230)	(270)	(182)	(245)
Net income (loss) Alliance One International, Inc.	$ 1,352	$ 13,287	$ (19,176)	$ (69,557)
Earnings (loss) per share:				
Basic	$ 0.02	$ 0.15	$ (0.22)	$ (0.79)
Diluted	$ 0.02	$ 0.14	$ (0.22)	$ (0.79)
Weighted average number of shares outstanding:				
Basic	88,409	87,878	88,212	87,641
Diluted	88,409	98,939	88,212	87,641

See notes to condensed consolidated financial statements

RECONCILIATION OF PRETAX CORE INCOME TO INCOME (LOSS) BEFORE INCOME TAXES AND OTHER ITEMS (UNAUDITED)

(in thousands)	3rd Quarter Ended December 31, 2014	Nine Months Ended December 31, 2014
U.S. GAAP - Income (loss) before income taxes and other items	$ 4,515	$ (8,088)
Adjustments		
SG&A - Unusual reserve for doubtful customer accounts	8,151	12,417
Restructuring and asset impairment charges (recoveries)	-	500
Debt retirement expense (gain)	(338)	(338)
Net gains in other income on obsolete, redundant and non-core asset sales and other items	(931)	(1,322)
Core pretax income*	$ 11,397	$ 3,169

*Core pretax income is not a measure of results of operations under generally accepted accounting principles in the United States (U.S. GAAP) and should not be considered as an alternative to income (loss) before income taxes and other items. We have presented core pretax income to adjust for the items identified above because we believe that it would be helpful to the readers of our financial information to understand the impact of these items on our reported income (loss) before income taxes and other items. This presentation enables readers to better compare our results to similar companies that do not incur the sporadic impact of debt retirement expense (gain), restructuring and asset impairment expenses, gains on assets sales, unusual reserves on doubtful customer accounts and the other items identified above. Management acknowledges that there are many items that impact a company's reported results and this list is not intended to present all items that may have impacted these results.